FILED VIA EDGAR

                       October 22, 2004
              Securities and Exchange Commission
                     450 Fifth Street, N.W.
                       Judiciary Plaza
                   Washington, D.C. 20549
             RE: WITHDRAWAL OF REGISTRATION STATEMENT
                 FORM SB-2 FILED June 10, 2004.
                    FILE NO. 333-116377
                    Ladies and Gentlemen:
Pursuant to Rule 477(a) of the 1933 Act Rules, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Eye Span Entertainment Network, Inc. the "Registrant") to withdraw the Registration Statement on Form SB-2, as amended, filed by the Registrant on June 10, 2004(the "Registration Statement").

No securities were sold in connection with the Registration Statement. The Registrant due to changes in the company's business plan, operations and capital structure is seeking the withdrawal. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a), the SEC issue an order consenting to the withdrawal of the Registration Statement.

				Sincerely,

				/s/ Ronald Foster
              			---------------------
				Ronald Foster
		               	Chief Executive Officer